UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 28)

Allergan, Inc.

(Name of Subject Company)

Allergan, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

018490102

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

2525 Dupont Drive

Irvine, California 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Paul D. Tosetti, Esq. Cary K. Hyden, Esq. Michael A. Treska, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235	David A. Katz, Esq. Daniel A. Neff, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 28 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Allergan, Inc., a Delaware corporation (“Allergan”), with the Securities and Exchange Commission (the “SEC”) on June 23, 2014, as last amended by Amendment No. 27, filed with the SEC on November 6, 2014, relating to the unsolicited offer by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of the Province of British Columbia (“Valeant”), through its wholly owned subsidiary, AGMS Inc., a Delaware corporation, to exchange each outstanding share of Allergan’s common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), at the election of the holder of the Shares, for either 0.83 common shares of Valeant, no par value (the “Valeant Common Shares”), and $72.00 in cash, or an equal amount of cash or number of Valeant Common Shares, upon the terms and subject to the election and proration procedures and other conditions set forth in its Preliminary Prospectus/Offer to Exchange, dated June 18, 2014 (as amended or supplemented from time to time), and the related letter of election and transmittal. Except as specifically noted herein, the information set forth in the Statement remains unchanged. This Amendment is being filed to reflect certain updates as reflected below:

Item 7.  Purposes of the Transaction, Plan or Proposals.

The section of the Statement entitled “Item 7. Purposes of the Transaction, Plan or Proposals” is hereby amended and restated as follows:

For the reasons discussed in “Item 4. The Solicitation or Recommendation – Reasons for Recommendation” above, the Board unanimously determined that the Offer is grossly inadequate, substantially undervalues Allergan, creates significant risks and uncertainties for Allergan stockholders and is not in the best interests of Allergan or its stockholders.

Additionally, on November 16, 2014, we entered into an Agreement and Plan of Merger (the “Actavis Merger”) with Actavis plc (“Actavis”) and Avocado Acquisition Inc. (“Merger Sub”), whereby Merger Sub will be merged with and into Allergan, with Allergan as the surviving corporation and a wholly owned subsidiary of Actavis. Each stockholder of Allergan will receive a combination of $129.22 in cash and 0.3683 Actavis shares for each Share of Common Stock as consideration for the Actavis Merger, which merger was approved by the Board of Allergan. The Actavis Merger is subject to the approval of the stockholders of Allergan and of Actavis, and is subject to customary antitrust clearance in the United States, the European Union and certain other jurisdictions.

Except as described above or otherwise set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Allergan’s securities by Allergan, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Allergan or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Allergan or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Allergan.

Item 9.  Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

(a)(42)	Press Release; Actavis to Acquire Allergan to Create Top 10 Global Growth Pharmaceutical Company with $23 Billion in Revenue (incorporated by reference to the Schedule 14A filed with the SEC by Allergan on November 17, 2014)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Vice President,
Associate General Counsel and Secretary

Dated: November 17, 2014

Exhibit Index

Exhibit	Description of Exhibit
(a)(42)	Press Release; Actavis to Acquire Allergan to Create Top 10 Global Growth Pharmaceutical Company with $23 Billion in Revenue (incorporated by reference to the Schedule 14A filed with the SEC by Allergan on November 17, 2014)